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                         SIMPSON THACHER & BARTLETT LLP

                              425 LEXINGTON AVENUE
                            NEW YORK, N.Y. 10017-3954
                                 (212) 455-2000

                                   ----------

                            FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER                                                E-MAIL ADDRESS
212-455-3189                                                  ETOLLEY@STBLAW.COM


                                         March 3, 2006


VIA FEDERAL EXPRESS AND EDGAR

                               Re: Dresser-Rand Group Inc. -
                                   Registration Statements on
                                   Form S-1, File No.:  333-131300 and Form
                                   S-4, File No.: 333-131212

Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Dear Mr. Mumford:

            On behalf of Dresser-Rand Group Inc. (the "Company"), Dresser-Rand LLC, Dresser-Rand Power LLC, Dresser-Rand Company, D-R Steam LLC and Dresser-Rand Global Services, L.L.C. (collectively, the "Registrants") we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated February 17, 2006 (the "comment letter") relating to the above-referenced Registration Statements on Form S-4 filed on January 23, 2006 (the "S-4 Registration Statement") and Form S-1 filed on January 26, 2006 (the "S-1 Registration Statement", and, together with the S-4 Registration Statement, the "Registration Statements"). We have also revised each of the Registration Statements in response to the Staff's comments, as applicable, and are filing concurrently with this letter Amendment No. 1 to the S-1 Registration Statement and Amendment No. 1 to the S-4 Registration Statement, which reflect these revisions and generally update financial and other information. The S-1 Registration Statement also has been revised to insert offering size and other offering-related information.

            The additional filing fee for the S-1 Registration Statement in the amount of $18,528.12 has been deposited by wire transfer of same-day funds to the Securities and Exchange Commission's account at Mellon Bank.

            For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter
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Securities and Exchange Commission
March 3, 2006
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correspond to the pages of the amended Registration Statements. The responses and information described herein are based upon information provided to us by the Registrants.

GENERAL

   1. All references below prior to our comments refer to those comments that we issued in our letter to you dated March 11, 2005 concerning your Form S-4 registration statement originally filed on February 11, 2005 (File No. 333-122757).

         The Staff's comment is duly noted.

RISK FACTORS - PAGE 19

   2. We note that the disclosure regarding your contacts with countries identified as terrorist-sponsoring states in the risk factor headed "Economic, political and other risks associated with international sales and operations could adversely affect our business." in your S-1 and S-4 filed on January 26, 2006, differs from the disclosure under the same heading on page 17 of your prospectus filed pursuant to Rule 424(b)(4) on August 8, 2005. The phrases "which may have a material adverse effect on the valuation of our stock" and "that may have a material adverse effect on the price of our shares" are not included in the second paragraph of the current disclosure regarding your contacts with such countries. Please advise us of the reasons you deleted these phrases from your disclosure. In this regard, we note that, subsequent to your Rule 424(b)(4) filing, California and Oregon have also adopted provisions relating to the investment of state funds in companies that do business in Sudan, and Dartmouth College has determined not to invest in specified companies with business ties to Sudan.

         The Registrants have revised the disclosure on page 17 of the S-1 Registration Statement and page 29 of the S-4 Registration Statement to include this language as it was inadvertently omitted from the Registration Statements.

   3. We note your response to our prior comment 5. However, the disclosure that you provided in your Form S-1 registration statement (File No. 333-124963) in response to such comment does not appear in the summary of the Form S-4 registration statement. Please provide the applicable disclosure.

         The Registrants have revised the disclosure on page 5 of the S-4 Registration Statement in response to the Staff's comment.

EXECUTIVE COMPENSATION - PAGE 100

   4. We note your response to our prior comment 52. Please add compensation disclosure for the fiscal year just completed.
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Securities and Exchange Commission
March 3, 2006
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         The Registrants have revised the disclosure on pages 91, 92 and 93 of the S-1 Registration Statement and pages 101 and 102 of the S-4 Registration Statement to add compensation disclosure for the 2005 fiscal year.

NO PERSONAL LIABILITY - PAGE 153

   5. We note your response to our prior comment 66. Please provide a detailed legal analysis of how you believe this "consideration for the issuance of notes" is consistent with the Exxon Capital line of no-action letters.

         After further consideration of the Staff's comment, and after discussing this comment further with the Staff, the Registrants continue to believe that the provision at issue is not inconsistent with the Exxon Capital line of no-action letters. First, the Registrants continue to believe that this provision is not a material provision of the indenture and that few sophisticated investors that purchase these types of securities concern themselves with this provision. Indeed, counsel to the Registrants knows of no situation where an investor has commented on the provision, whereas the investors that purchase these types of securities routinely comment on the restrictive covenants and the various exceptions thereto. We believe that this is so since it is very clear that the parties referenced in the waiver provision are not obligors of the securities at issue. Accordingly, the Registrants strongly believe that this provision should have no bearing on whether the Registrants are permitted to do an Exxon Capital exchange. As part of this analysis, because we believe the provision is so immaterial, the Registrants find it difficult to assign any material amount of consideration to it such that the security might be viewed as having been sold with part cash/part non-cash consideration. Even if it were so viewed, the Registrants do not see anything in Exxon Capital that would preclude such security from being exchanged according to the procedures set forth in those letters. This is so since the Exxon Capital letters concern themselves principally with procedures, as opposed to the underlying substance of provisions in the indenture or preferred stock referenced in those letters. The Registrants understand that the basic principles of the Exxon Capital letters are that (i) tendering holders are not affiliates; (ii) tendering holders are acquiring the exchange securities in the ordinary course of their business; (iii) tendering holders have no arrangements or understandings with the issuer to participate in the distribution of the exchange securities; and (iv) among other related items, that broker-dealers may participate in the exchange offer as part of ordinary market making activities so long as they deliver a prospectus. The Registrants do not believe that the Exxon Capital letters focus on any substantive provisions of the underlying indenture and can find nothing in such letters that would result in a changed conclusion due to the inclusion or exclusion of the waiver provision at issue. Following up on the discussion counsel had with the Staff, the Registrants also believe that the waiver/consideration provision is a standard "boilerplate" provision that is included in most indentures, regardless of whether the
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Securities and Exchange Commission
March 3, 2006
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         underlying security is guaranteed or not guaranteed by subsidiaries and/or parent entities. Finally, the Registrants note that the provision at issue is included in the indenture, which governs both the outstanding securities and the exchange securities and that the disclosure of the provision was included in the original offering document and is included in the S-4 Registration Statement. Accordingly, the Registrants do not believe that this issue raises the same concerns that the Staff has raised recently when the structure or obligor changes pre- versus post-exchange offer. As you requested, counsel to the Registrants have consulted its bankruptcy experts who see no reason why such a provision would not be enforced by a bankruptcy judge or court.



NOTE 24, SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION, PAGE F-45 AND F-67

   6. We note your response to our prior comment 83. Please clarify which subsidiaries are non-guarantors.

         The Registrants have revised the disclosures on pages F-45, F-46, F-68 and F-69 of each of the Registration Statements to include a list of the subsidiaries that do not guarantee the notes.
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                                    * * * *

            Please call me (212-455-3189) or Lori E. Scher (212-455-2447) of my firm if you wish to discuss our responses to the comment letter.

                                         Very truly yours,



                                         /s/ Edward P. Tolley III
                                         -------------------------------
                                         Edward P. Tolley III